		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30
	2014	2013

Earnings before income from equity investees, taxes,
and gain on dispositions, net of tax	$62,591	$59,394

Add back:
Fixed charges	65,958	77,002
Amortization of previously capitalized interest	2,105	2,221
Distributed income of Unconsolidated Joint Ventures	26,743	21,827

Deduct:
Capitalized interest	(11,672)	(6,874)

Earnings available for fixed charges and preferred dividends	$145,725	$153,570

Fixed charges:
Interest expense	$51,564	$67,074
Capitalized interest	11,672	6,874
Interest portion of rent expense	2,722	3,054

Total fixed charges	$65,958	$77,002

Preferred dividends	11,569	9,364

Total fixed charges and preferred dividends	$77,527	$86,366

Ratio of earnings to fixed charges and preferred dividends	1.9	1.8